Exhibit 99.1

Immuron Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Reporting period:	For the period ended 31 December 2025
Previous period:	For the period ended 31 December 2024

2. Results for announcement to the market

			$

Revenue from ordinary activities	up	4.8%		4,184,357
Loss from ordinary activities after tax attributable to the members of Immuron Limited	down	22.9%	to	(1,919,074)
Loss for the period attributable to the members of Immuron Limited	down	22.9%	to	(1,919,074)

3. Net tangible assets

	Consolidated
	31 December	31 December
	2025 Cents	2024 Cents

Net tangible asset backing (per share)	3.94	4.46

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

4. Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

5. Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

6. Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2025.

7. Details of associates and joint venture entities

		31 December	31 December
		2025	2024
Name of entity	Place of business/country of incorporation	%	%
Ateria Health Limited	United Kingdom	23.61%	23.61%

8. Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

Half-year ended 31 December 2025

Immuron Limited Contents 31 December 2025

Review of operations and activities	1
Directors’ report	4
Auditor’s independence declaration	4
Financial statements	6
Consolidated statement of profit or loss and other comprehensive income	7
Consolidated statement of financial position	8
Consolidated statement of changes in equity	9
Consolidated statement of cash flows	10
Notes to the consolidated financial statements	11
Directors’ declaration	19
Independent auditor’s review report to the members of Immuron Limited	21

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

i

Immuron Limited Review of operations and activities 31 December 2025

Review of operations and activities

Key highlights

●	Record sales of A$4.2 million for HY26, up 5% on HY25

●	FDA approval of IMM-529 Investigational New Drug application for Phase 2 clinical trial in Clostridioides difficile infection

●	New US Department of Defense award to develop two new oral therapeutics targeting Campylobacter and Shigella

●	Uniformed Services University releases topline data

●	Immuron launch PROIBS® for Irritable Bowel Syndrome (IBS)

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2025 of A$1,919,074 (31 December 2024: A$2,488,819).

The group’s net assets increased to A$13,076,439 compared with A$8,069,055 at 30 June 2025, including cash reserves of A$9,995,328 (30 June 2025: A$2,830,526).

Revenue from ordinary activities for the half-year ended 31 December 2025 was A$4,184,357 (31 December 2024: A$3,994,341) for Hyperimmune products.

Gross profit of A$2,653,690 (31 December 2024: A$2,657,049).

Operating profit from Hyperimmune products of A$984,881 (31 December 2024: A$1,064,396).

Record half-yearly sales of A$4.2 million for HY26 up 5% on HY25

Australia: Sales of Travelan® increased to AUD $3.2 million in HY26, compared to AUD $2.9 million in HY25. Sales increased by $0.3 million (11%).

USA: Sales of Travelan® increased to AUD $0.9 million in HY26, compared to AUD $0.7 million in HY25. Sales increased by $0.2 million (17%).

Canada: Sales of Travelan® decreased to AUD $0.1 million in HY26 compared to AUD $0.4 million in HY25.

FDA approval of IMM-529 IND application

Immuron received U.S. Food and Drug administration (FDA) approval for IMM-529 Investigational New Drug (IND) application and to proceed the clinical study. The FDA assigned an IND number (032095) for the IMM-529 application.

IND 32095 is Immuron’s Investigational new drug (IND) application for clinical development of IMM-529 as product to specifically prevent or treat Clostridioides difficile infection (CDI) and is now active.

Opportunity assessment by Lumanity indicates that if efficacious, IMM-529 would be positioned as early in treatment algorithm as payers will allow. It was anticipated that first-episode and recurrent patients will be recruited in the IMM-529 Phase 2 clinical trial design. Up to ~98k patients would be eligible if IMM-529 is positioned at the first recurrence. Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue for IMM-529 is projected at US$400M. Oral dosing of IMM-529 was viewed as a positive by infectious disease experts.

C. diff is currently the most common pathogen in healthcare associated infections and was deemed an urgent threat in the Center for Disease Control and Prevention’s report on antibiotic resistance threats in the United States (CDC, 2019). CDI affects over 400,000 people in the US on a yearly basis, contributing to over 30,000 deaths in the US alone annually. This serious health threat has led to an urgent call for the development of new therapeutics to reduce or replace the use of antibiotics to treat bacterial infections.

To address this need, Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent CDI. IMM-529 antibodies targeting C. diff may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron Limited Review of operations and activities 31 December 2025

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components.

IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells. This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P 0.01) and (3) Treatment of primary disease (78.6%, P0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains. To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease. https://doi.org/10.1038/s41598-017-03982-5.

New US Department of Defense award to develop two new oral therapeutics targeting Campylobacter and Shigella

As previously announced on August 16, 2024, the Naval Medical Research Command and the Walter Reed Army Institute of Research, in collaboration with Immuron, are progressing the development of novel vaccines targeting Campylobacter jejuni and Shigella sonnei. Under a recently executed collaborative research agreement with the Henry M. Jackson Foundation, new vaccine preparations against these pathogens have been developed and formulated at the military research institutes and subsequently provided to Immuron. Utilizing its proprietary technology platform, Immuron will produce two hyper-immune bovine colostrum products for pre-clinical evaluation, with the objective of advancing a combined colostrum-based therapeutic specifically designed for the US military.

Uniformed Services University releases topline data

The Uniformed Services University has released topline results from its clinical trial evaluating the effectiveness of a third party manufactured product containing enterotoxigenic E. coli (ETEC) hyperimmune bovine colostrum (IMM-124E) in maintaining gut health during deployment and travel. The primary endpoint did not reach statistical significance. The investigational product was manufactured by a third party and was not administered in accordance with Travelan® directions for use. Immuron will propose the established and clinically validated three times daily dosing schedule at an End-of-Phase 2 meeting with the FDA. Immuron will continue to collaborate with the Naval Medical Research Command and the Walter Reed Army Institute of Research in the development of novel vaccines targeting Campylobacter and Shigella. Immuron has also advanced discussions with AFRIMS to conduct testing of Travelan® against EAEC and EPEC strains of E.coli.

Immuron launch PROIBS® for Irritable Bowel Syndrome (IBS)

Immuron announced the official launch of PROIBS® into the Australian market. Immuron has already received pharmacy orders for the innovative product that treats the symptoms of medically diagnosed Irritable Bowel Syndrome (IBS). Immuron has been a leader in digestive health in Australia for many years. PROIBS® joined Immuron’s product portfolio which includes the rapidly growing Travelan® brand building on the premium efficacy product range that will deliver better outcomes for consumers that Pharmacists will love to recommend. PROIBS® - to help patients treat IBS symptoms PROIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use – as PROIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of PROIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: http://www.proibs.eu and www.proibs.com.au.

Immuron Limited Directors’ report 31 December 2025

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘group’) consisting of Immuron Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the period ended 31 December 2025.

Directors

The following persons were directors of Immuron Limited during the whole of the financial period and up to the date of this report, unless otherwise stated:

Mr Paul Brennan, Independent Non-Executive Chairman

Mr Daniel Pollock, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Dr. Jeannette Joughin, Independent Non-Executive Director

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialisation of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our polyclonal antibodies are orally active and offer localised delivery within the gastrointestinal (“GI”) tract. As our products do not cross from the gut into the bloodstream, they potentially offer much improved safety and tolerability, without sacrificing efficacy. We currently market commercial products Travelan® and ProIBS® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of traveller’s’ diarrhoea and is sold in pharmacies throughout Australia. ProIBS® is an over-the-counter product indicated for relief of symptoms of medically diagnosed Irritable Bowel Syndrome and is sold in pharmacies throughout Australia. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of traveller’s’ diarrhoea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for Enterotoxigenic Escherichia coli (ETEC) infections, traveller’s’ diarrhoea and for Clostridioides difficile infections.

Review of operations

The loss for the group after providing for income tax amounted to $1,919,074 (31 December 2024: $2,488,819).

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 2 to 3 of this interim financial report.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Mr Paul Brennan
Mr Paul Brennan
Independent Non-Executive Chairman

25 February 2026

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
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GPO Box 4736
Melbourne VIC 3001

T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2025. I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton Audit Pty Ltd

Grant Thornton Audit Pty Ltd
Chartered Accountants

/s/ T S Jackman
T S Jackman
Partner – Audit & Assurance
Melbourne, 25 February 2026

grantthornton.com.au

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Immuron Limited Consolidated statement of profit or loss and other comprehensive income For the period ended 31 December 2025

		Consolidated
	Note	31 December 2025	31 December 2024
		$	$
Revenue from contracts with customers	2	4,184,357	3,994,341
Cost of goods sold		(1,530,667)	(1,337,292)
Gross profit		2,653,690	2,657,049

Other income	3	455,744	572,150
Other (losses)/gains		(121,594)	74,088
		334,150	646,238
Expenses
General and administrative expenses		(2,084,262)	(2,257,765)
Research and development expenses		(1,179,474)	(1,982,138)
Selling and marketing expenses		(1,697,239)	(1,602,175)

Operating loss		(1,973,135)	(2,538,791)

Finance income		60,645	53,993
Finance expenses		(6,584)	(4,021)

Loss before income tax expense		(1,919,074)	(2,488,819)

Income tax expense		-	-

Loss after income tax expense for the period attributable to the members of Immuron Limited		(1,919,074)	(2,488,819)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations income/(expense)		7,380	(13,608)
Other comprehensive income/(loss) for the period		7,380	(13,608)

Total comprehensive loss for the period		(1,911,694)	(2,502,427)

Loss per share for profit attributable to the ordinary equity holders of the company:		Cents	Cents
Basic and diluted loss per share	13	(0.70)	(1.09)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of financial position As at 31 December 2025

		Consolidated
	Note	31 December 2025	30 June 2025
		$	$
Assets

Current assets
Cash and cash equivalents		9,995,328	2,830,526
Trade and other receivables	4	2,524,651	1,925,593
Inventories		2,241,552	1,772,363
Other current assets		162,974	3,486,744
Total current assets		14,924,505	10,015,226

Non-current assets
Property, plant and equipment		213,079	113,950
Inventories		-	666
Total non-current assets		213,079	114,616

Total assets		15,137,584	10,129,842

Liabilities

Current liabilities
Trade and other payables		1,496,218	1,529,435
Employee benefits		330,030	391,503
Other current liabilities		29,355	45,272
Total current liabilities		1,855,603	1,966,210

Non-current liabilities
Employee benefits		30,983	22,722
Other non-current liabilities		174,559	71,855
Total non-current liabilities		205,542	94,577

Total liabilities		2,061,145	2,060,787

Net assets		13,076,439	8,069,055

Equity
Issued capital	5	95,874,433	88,872,756
Reserves	6	487,025	1,639,504
Accumulated losses		(83,285,019)	(82,443,205)

Total equity		13,076,439	8,069,055

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of changes in equity For the period ended 31 December 2025

Consolidated	Issued capital	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2024	88,504,043	3,173,797	(78,968,396)	12,709,444

Loss after income tax expense for the period	-	-	(2,488,819)	(2,488,819)
Other comprehensive income	-	(13,608)	-	(13,608)

Total comprehensive income for the period	-	(13,608)	(2,488,819)	(2,502,427)

Transactions with members in their capacity as members:
Options/warrants expired	-	(959,867)	959,867	-
Options issued/expensed	-	48,303	-	48,303
Performance rights exercised	83,000	(83,000)	-	-
Performance rights issued/expensed	-	84,196	-	84,196

Balance at 31 December 2024	88,587,043	2,249,821	(80,497,348)	10,339,516

Consolidated	Issued capital	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2025	88,872,756	1,639,504	(82,443,205)	8,069,055

Loss after income tax expense for the period	-	-	(1,919,074)	(1,919,074)
Other comprehensive loss for the period	-	7,380	-	7,380

Total comprehensive loss for the period	-	7,380	(1,919,074)	(1,911,694)

Transactions with members in their capacity as members:
Proceeds from issue of shares (note 5)	7,148,698	-	-	7,148,698
Share issue transaction costs (note 5)	(396,158)	-	-	(396,158)
Options/warrants expired (note 6)	-	(1,077,260)	1,077,260	-
Options issued/expensed (note 6)	-	33,515	-	33,515
Performance rights issued/expensed (note 6)	-	161,970	-	161,970
Performance rights exercised (note 6)	249,137	(249,137)	-	-
Performance rights forfeited (note 6)	-	(28,947)	-	(28,947)

Balance at 31 December 2025	95,874,433	487,025	(83,285,019)	13,076,439

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of cash flows For the period ended 31 December 2025

	Consolidated
	31 December 2025	31 December 2024
	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)	4,317,485	3,678,705
Payments to suppliers (inclusive of GST)	(6,870,733)	(7,980,132)
Grants received from government and non-government sources	-	308,043

Net cash used in operating activities	(2,553,248)	(3,993,384)

Cash flows from investing activities
Payment for property, plant and equipment	(4,752)	-
Proceeds from maturity of term deposit	3,036,278	-
Interest received	84,333	53,993

Net cash from investing activities	3,115,859	53,993

Cash flows from financing activities
Proceeds from issue of shares	7,148,698	-
Share issue transaction costs	(396,158)	-
Principal elements of lease payments	(29,552)	(37,880)
Interest and other costs of finance paid	(6,584)	(4,021)

Net cash from/(used in) financing activities	6,716,404	(41,901)

Net increase/(decrease) in cash and cash equivalents	7,279,015	(3,981,292)
Cash and cash equivalents at the beginning of the financial period	2,830,526	11,657,315
Effects of exchange rate changes on cash and cash equivalents	(114,213)	60,375

Cash and cash equivalents at the end of the financial period	9,995,328	7,736,398

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Immuron Limited Notes to the consolidated financial statements 31 December 2025

1. Segment and revenue information

Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

●	Research and development (R&D): income and expense directly attributable to the group’s R&D projects performed in Australia and United States.

●	Hyperimmune products: income and expenses directly attributable to Travelan and ProIBS activities which occur predominantly in Australia, the United States and Canada.

Segment results

	Research and development	Hyperimmune products	Corporate	Total
Consolidated 31 December 2025	$	$	$	$
Hyperimmune products revenue	-	4,184,357	-	4,184,357
Cost of sales of goods	-	(1,530,667)	-	(1,530,667)
Gross profit	-	2,653,690	-	2,653,690

Other income	427,314	28,430	-	455,744
Other gains/(losses) – net	-	-	(121,594)	(121,594)

General and administrative expenses/adjustments	-	-	(2,084,262)	(2,084,262)
Research and development expenses	(1,179,474)	-	-	(1,179,474)
Selling and marketing expenses	-	(1,697,239)	-	(1,697,239)
Operating profit/(loss)	(752,160)	984,881	(2,205,856)	(1,973,135)

Finance income	-	-	60,645	60,645
Finance costs	-	-	(6,584)	(6,584)
Profit/(loss) for the period	(752,160)	984,881	(2,151,795)	(1,919,074)

Assets
Segment assets	1,537,828	3,228,375	10,371,381	15,137,584
Total assets	1,537,828	3,228,375	10,371,381	15,137,584

Liabilities
Segment liabilities	179,462	1,139,927	741,756	2,061,145
Total liabilities	179,462	1,139,927	741,756	2,061,145

Immuron Limited Notes to the consolidated financial statements 31 December 2025

1. Segment and revenue information (continued)

Consolidated 31 December 2024	Research and development	Hyperimmune products	Corporate	Total
	$	$	$	$
Hyperimmune products revenue	-	3,994,341	-	3,994,341
Cost of sales of goods	-	(1,337,292)	-	(1,337,292)
Gross profit	-	2,657,049	-	2,657,049

Other income	562,628	9,522	-	572,150
Other gains/(losses) – net	-	-	74,088	74,088

General and administrative expenses/adjustments	-	-	(2,257,765)	(2,257,765)
Research and development expenses	(1,982,138)	-	-	(1,982,138)
Selling and marketing expenses	-	(1,602,175)	-	(1,602,175)
Operating profit/(loss)	(1,419,510)	1,064,396	(2,183,677)	(2,538,791)

Finance income	-	-	53,993	53,993
Finance costs	-	-	(4,021)	(4,021)
Profit/(loss) for the period	(1,419,510)	1,064,396	(2,133,705)	(2,488,819)

Assets
Segment assets	1,060,582	2,944,262	8,164,910	12,169,754
Total assets	1,060,582	2,944,262	8,164,910	12,169,754

Liabilities
Segment liabilities	772,144	358,880	699,214	1,830,238
Total liabilities	772,144	358,880	699,214	1,830,238

2. Revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

Consolidated 31 December 2025	Travelan Australia	Travelan United States	Travelan Canada	Protectyn Australia	ProIBS Australia	Total
	$	$	$	$	$	$
Segment revenue	3,186,304	854,737	55,925	15,620	71,771	4,184,357
Revenue from external customers	3,186,304	854,737	55,925	15,620	71,771	4,184,357

31 December 2024
Segment revenue	2,858,265	731,213	376,406	28,457	-	3,994,341
Revenue from external customers	2,858,265	731,213	376,406	28,457	-	3,994,341

Immuron Limited Notes to the consolidated financial statements 31 December 2025

3. Other income

	Consolidated
	31 December 2025	31 December 2024
	$	$
Australian R&D tax incentive refund	427,314	292,212
MTEC R&D grant	-	146,252
HJF R&D grant	-	124,164
Other income	28,430	9,522
	455,744	572,150

4. Trade and other receivables

	Consolidated
	31 December 2025	30 June 2025
	$	$
Current assets
Trade receivables	1,021,099	826,857
Less: Allowance for expected credit losses	(34,276)	(35,466)
	986,823	791,391
Accrued income - Australian R&D tax incentive refund	1,537,828	1,110,514
Other receivables	-	23,688
Total trade and other receivables	2,524,651	1,925,593

Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

Immuron Limited Notes to the consolidated financial statements 31 December 2025

5. Equity securities issued

	Consolidated
	31 December 2025	30 June 2025	31 December 2025	30 June 2025
	Shares	Shares	$	$
Ordinary shares - fully paid	326,653,609	233,959,013	105,979,782	98,581,947
Transaction costs arising on ordinary share issues	-	-	(10,105,349)	(9,709,191)
	326,653,609	233,959,013	95,874,433	88,872,756

Movements in ordinary shares:

	Shares	$
Opening balance 1 July 2025	233,959,013	88,872,756
Issue at US$1.8939 pursuant to At the Market facility (2025-07-17)	877,440	63,351
Issue at US$1.8782 pursuant to At the Market facility (2025-07-18)	473,880	34,072
Issue at US$2.1374 pursuant to At the Market facility (2025-07-21)	32,909,640	2,711,754
Issue at US$2.3008 pursuant to At the Market facility (2025-10-20)	1,133,840	100,458
Issue at US$1.9631 pursuant to At the Market facility (2025-11-07)	8,495,080	642,228
Issue at US$2.0809 pursuant to At the Market facility (2025-12-05)	45,472,000	3,596,835
Exercise of performance rights	3,332,716	249,137
Less: Transaction costs arising on share issue	-	(396,158)
Balance at 31 December 2025	326,653,609	95,874,433

Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

6. Reserves

	Consolidated
	31 December 2025	30 June 2025
	$	$
Foreign currency reserve	120,498	113,118
Share-based payments reserve	366,527	1,526,386
	487,025	1,639,504

Immuron Limited Notes to the consolidated financial statements 31 December 2025

6. Reserves (continued)

Movements in reserves

Movements in each class of reserve during the current financial period are set out below:

Consolidated	Share-based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2025	1,526,386	113,118	1,639,504
Currency Translation Differences	-	7,380	7,380

Transactions with owners in their capacity as owners
Options/warrants expired	(1,077,260)	-	(1,077,260)
Options issued/expensed	33,515	-	33,515
Performance rights issued/expensed (note 7)	161,970	-	161,970
Performance rights exercised	(249,137)	-	(249,137)
Performance rights forfeited	(28,947)	-	(28,947)
Balance at 31 December 2025	366,527	120,498	487,025

(i)	Nature and purpose of reserves

Share-based payments:

The share-based payment reserve records items recognised as expenses on valuation of share options, warrants and performance rights issued to key management personnel, other employees and eligible contractors.

Foreign currency translation:

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note and accumulated in a separate reserve within equity.

Movements in options, warrants and performance rights

Details	Number of options and rights	$
Balance as at 1 July 2025	13,953,161	1,526,386
Warrants expired	(2,560,000)	(1,032,960)
Options expired	(500,000)	(44,300)
Options issued in the period (note 7)	4,000,000	16,150
Expense for options previously issued	-	17,365
Performance rights issued in the period	2,147,154	137,418
Exercise of performance rights	(3,332,716)	(249,137)
Performance rights forfeited	(510,108)	(28,947)
Expense for performance rights previously issued	-	24,552
Balance as at 31 December 2025	13,197,491	366,527

The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Immuron Limited Notes to the consolidated financial statements 31 December 2025

7. Share-based payments

Performance rights:

Performance rights, which can be settled in shares, were granted to key management personnel and employees during the period. The net reduction in share-based payment expense for the period ended 31 December 2025 was $4,395. The performance rights are based on non-market weighted key performance indicators (KPIs) and have been expensed over the service period, based on the probability the KPIs being achieved. The performance rights are expected to vest between one and four years. During the reporting period, assessments are made as to whether KPIs have been met and whether KPIs are likely to be met. As a result of such assessment, there was a net reduction in share-based payment expense during the period.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

Options:

Options were approved at the Annual General Meeting, held on 11 November 2025 for Jeannette Joughin, Daniel Pollock, Ravi Savarirayan, and Paul Brennan of 1,000,000 each. The option exercise price is $0.110 and they have an expiry date of 3 October 2029.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

The model inputs for the options granted during the period:

Grant date	Expiry date	Exercise price ($A)	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option
11-NOV-25	3-OCT-29	$0.110	4,000,000	$0.060	77.46%	0.00%	3.69%	$0.0271

8.  Contingencies

The group had no contingent liabilities at 31 December 2025. (30 June 2025: $nil)

9.  Events after the reporting period

No matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial years.

10.  Related party transactions

a) Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 11 and 12 respectively.

b) Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated
	31 December 2025	31 December 2024
	$	$
Purchases of goods and services
Options and performance rights expense (note 6)	6,235	48,303
Issue of options (note 6)	16,150	-
Issue of performance rights (note 6)	133,585	84,196
Exercise of performance rights (note 6)	(225,141)	(83,000)
Performance bonuses to key management personnel (i)	70,108	92,538

Immuron Limited Notes to the consolidated financial statements 31 December 2025

10.  Related party transactions (continued)

(i) Performance bonuses relate to key management personnel short term incentive for the period ended 31 December 2025.

11. Interest and other entities

a) Material subsidiaries

The group’s principal subsidiaries at 31 December 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interest by the group
Name of entity	Principal place of business / Country of incorporation	31 December 2025	31 December 2024
		%	%
Immuron Inc.	United States	100%	100%
Immuron Canada Limited	Canada	100%	100%
Anadis ESP Pty Ltd	Australia	100%	100%

12. Interests in associates

Immuron has a 23.61% interest in Ateria Health Limited (Ateria). The investment was impaired to nil during the 2024 financial year and there has been no changes to this in the period ended 31 December 2025.

		Ownership interest held by the group
Name of entity	Principal place of business / Country of incorporation	31 December 2025	31 December 2024
		%	%
Ateria Health Limited	United Kingdom	23.61%	23.61%

13. Loss per share

	Consolidated
	31 December 2025	31 December 2024
	$	$

Loss after tax for the period attributable to members	(1,919,074)	(2,488,819)

	Number	Number
Weighted average number of ordinary shares used in calculating basic and dilutive loss per share	274,027,595	228,528,248
	274,027,595	228,528,248

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options, warrants and performance rights. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Immuron Limited Notes to the consolidated financial statements 31 December 2025

14.  Basis of preparation of half-year report

This consolidated interim financial report for the half-year reporting period ended 31 December 2025 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Material Accounting Policy Information

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated. The Interim Financial Statements have been approved and authorised for issue by the board on 25 February 2026.

(a) Going Concern

For the half-year ended 31 December 2025, the group incurred a loss after income tax of $1,919,074 (31 December 2024: $2,488,819). Net cash outflow from operations was $2,553,248 (31 December 2024: $3,993,384)

Immuron expects to continue to incur losses and cash outflows for the foreseeable future as it continues research and development exploiting its technology platform and continues to expand commercial operations for the promotion and distribution of Hyperimmune products and future market opportunities.

The Group held $9,995,328 in cash and cash equivalents as at 31 December 2025.

Note 1 (Segment and revenue information) shows Hyperimmune products (primarily Travelan®) commercialisation generated an operating profit for the half-year ended 31 December 2025 of $984,881 (31 December 2024: $1,064,396) down 7% on the prior comparative period. One of the KPIs referenced in note 7 (Share-based payments) is a Long Term Incentive (“LTI”) target of achieving breakeven Earnings Before Interest Tax and Research & Development Income/Expense (EBITRD) through increasing operating profits generated from commercial operations.

In July 2025, Immuron raised total gross proceeds of US$1,822,322 (A$2,809,177) through the existing At-the-market (ATM) facility.

On 6 October 2025, Immuron announced it had filed an ATM supplementary prospectus with the United States Securities and Exchange Commission. Immuron strategically extended the ATM funding facility with H.C. Wainwright & Co., LLC to an additional aggregate offering price of approximately US$2,847,954 (A$4,339,521) providing the Company with a cost-effective and efficient mechanism to raise additional equity capital, if and when required in response to operational requirements, market opportunities. Immuron subsequently utilised the extended ATM in full in the current half-year period taking advantage of higher than typical trading volumes on NASDAQ and prices in excess of the ASX equivalent at the time.

The Directors share the view that based on outflow of cash for operations for the half-year ended 31 December 2025, its existing cash reserves, forecast product sales and a historically proven ability to raise funds from both existing shareholders and equity markets, the Company will be able to fund operations for at least the next 12 months. The financial statements have therefore been prepared on a going concern basis.

Immuron Limited Directors’ declaration 31 December 2025

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the group’s financial position as at 31 December 2025 and of its performance for the financial period ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Mr Paul Brennan
Mr Paul Brennan
Independent Non-Executive Chairman

25 February 2026

Independent auditor's report to the members

immuron

Grant Thornton Audit Pty Ltd Level 22 Tower 5 Collins Square 727 Collins Street Melbourne VIC 3008 GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2025, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, including material accounting policy information, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Directors’ responsibility for the half-year financial report

The Directors of the Group are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2025 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Grant Thornton Audit Pty Ltd

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ T S Jackman
T S Jackman
Partner – Audit & Assurance

Melbourne, 25 February 2026

Grant Thornton Audit Pty Ltd

immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 3 8892 4802